April 16, 2019

Chris Lotito
Chief Executive Officer
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

       Re: AS Capital, Inc.
           Amendment No. 2 to Registration Statement on Form 10-12(g) Filed on April 1, 2019
           File No. 000-55999

Dear Mr. Lotito:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our February 12,
2019 letter.

Amendment No. 2 to Registration Statement on Form 10-12(g)

Business Development,, page 1

1. We your response to prior comment 1 but do not see revised disclosure. Please revise this section to identify the dates when you previously had an Exchange Act reporting obligation. Also, revise to clarify the history and status of your investment in Amalphis
      Group. With regard to your disclosure that you had no business activity from November
      2010 until August 9, 2018, please tell us what happened to the $48.8 million in investments that you reported as of June 30, 2010.
2. We note your response to prior comment 2 but do not see revised disclosure. Please revise to disclose when XTC acquired its ownership position. Disclose any material terms
 Chris Lotito
FirstName LastNameChris Lotito
AS Capital, Inc.
Comapany NameAS Capital, Inc.
April 16, 2019
Page 16,
April 2 2019 Page 2
FirstName LastName
         governing the court's awarding of custodianship to XTC and provide us a copy of the shareholder action and the court order. Also, revise your disclosure on page 16 to quantify the size of your limited stockholder base.
Form of Acquisition, page 5

3. We note your response to prior comment 3 but do not see revised disclosure. Please revise to disclose, if true, that XTC has provided you funds in exchange for common stock. Disclose the terms of this sale and amend your disclosures in Items 2, 4, 7 and 10, as applicable. Also file a written description of the oral agreement as an exhibit to the registration statement. In this regard, we refer you to Compliance Disclosure
         Interpretations, Regulation S-K, Question 146.04.
There are issues impacting liquidity of our securities, page 10

4. We note your response to prior comment 4 but do not see revised disclosure. Given your current status as a blank check company and the disclosure on page 20 concerning your plan to conduct a private offering prior to a business combination, please revise your risk factor disclosure on page 11, or elsewhere as applicable, to: (i) discuss the applicability of
         Rule 419 to resale offerings by blank check companies and (ii) explain, if true, that you have no plans to file a resale registration statement while you are a blank check company.
Directors and Executive Officers, page 14

5. Please revise your disclosure concerning Mr. Lotito to include the information contained in your response to prior comment 5.
Security Ownership and Certain Beneficial Owners and Management, page 14

6. We note your response to prior comment 6 but do not see revised disclosure. Please provide beneficial ownership disclosure for your common stock. Refer to Item 403 of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chris Lotito
AS Capital, Inc.
April 16, 2019
Page 3

       You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameChris Lotito
                                                         Division of
Corporation Finance
Comapany NameAS Capital, Inc.
                                                         Office of Healthcare &
Insurance
April 16, 2019 Page 3
cc:       Elaine Dowling, Esq.
FirstName LastName